U.S. Securities and Exchange Commission
Washington, D.C. 20549

03016986

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Current Report on Form 8-K **2003-GH1** cor 3/25/03
Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part (give period of report)

333-86786
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 24th day of March, 2003.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: [signature]
Patricia C. Taylor
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2002, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

GMACM Home Loan-Backed Term Notes, Series 2003-GH1:
Computational Materials as of March 20, 2003

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and may be superseded by any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$[337,289,000] (approximate)

Issuer:	GMACM Home Loan Trust 2003-GH1.
Offered Securities:	GMACM Home Loan-Backed Term Notes, Series 2003-GH1.
Depositor:	Residential Asset Mortgage Products, Inc.
Seller and Servicer:	GMAC Mortgage Corporation, or GMACM, a Pennsylvania corporation, originated or acquired most of the mortgage loans. The remainder of the mortgage loans were originated or acquired by GMAC Bank, a federal savings bank and an affiliate of GMACM, and subsequently sold to GMACM. GMACM and a limited liability company established by GMACM will be the sellers of the mortgage loans. GMACM will also be the servicer of the mortgage loans. The servicer will be obligated to service the mortgage loans pursuant to the servicing agreement to be dated as of the closing date, among the servicer, the issuer and the indenture trustee.
Owner Trustee:	Wilmington Trust Company.
Indenture Trustee:	Bank One, N.A. (the "Indenture Trustee").
Lead Underwriter:	Bear, Stearns & Co. Inc.
Co-Managers:	GMAC Commercial Holding Capital Markets Corp. and Lehman Brothers.
Cut-off Date:	March 1, 2003.
Closing Date:	On or about March [28], 2003.
The Notes:	Approximately $[337,289,000] Home Loan-Backed Term Notes, Series 2003-GH1, are being offered (the "notes"). The notes will be issued pursuant to an indenture to be dated as of March [28], 2003, between the Issuer and the Indenture Trustee. The Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 notes, collectively, will be referred to herein as the "Class A notes". The Class M-1 and Class M-2 notes, collectively, will be referred to herein as the "Class M notes."

Characteristics of the Notes [(a),(b),(c),(d),(e),(f)]

Offered Securities	Initial Note Balance	Coupon	Avg Life to Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Maturity Date	Ratings (Moody's/S&P)
Class A-1 notes	$[101,634,000]	Floating (d)(e)	[1.00]	[0]	[23]	[4/25/2011]	Aaa / AAA
Class A-2 notes	$[13,809,000]	Fixed (e)	[2.00]	[22]	[4]	[6/25/2012]	Aaa / AAA
Class A-3 notes	$[110,443,000]	Fixed (e)	[3.00]	[25]	[30]	[5/25/2024]	Aaa / AAA
Class A-4 notes	$[17,671,000]	Fixed (e)	[5.00]	[54]	[11]	[4/25/2026]	Aaa / AAA
Class A-5 notes	$[68,308,000]	Fixed (e)(f)	[7.53]	[64]	[40]	[7/25/2034]	Aaa / AAA
Class M-1 notes	$[9,322,000]	Fixed (e)(f)	[5.78]	[36]	[68]	[7/25/2034]	Aa2 / AA
Class M-2 notes	$[8,475,000]	Fixed (e)(f)	[5.78]	[36]	[68]	[7/25/2034]	A2 / A
Class B notes	$[7,627,000]	Fixed (e)(f)	[5.77]	[36]	[68]	[7/25/2034]	Baa2 / BBB
Total Notes	$[337,289,000]						

(a) The principal balance of each class is subject to a 5% variance.
(b) Transaction priced to a 10% clean-up call.
(c) 100% Prepayment Assumption: Fixed-Rate Mortgage Loans secured by unimproved land, 100 PSA (ramp from 0%-6% CPR over 30 months); all other Mortgage Loans, 350 PSA (ramp from 0%-21% CPR over 30 months).
(d) The note rate on the Class A-1 notes will be equal to the lesser of (i) one-month LIBOR plus the related margin, (ii) the Net WAC Cap, and (iii) [12.00]% per annum.
(e) The note rate for each class of notes is subject to a cap equal to the Net WAC Cap.
(f) If a 10% clean-up call is not exercised, the note rate applicable to the [Class A-5, Class M-1, Class M-2 and Class B notes] will increase by [0.50]% on the first Payment Date after the first possible call date.

Offering: The notes will be issued publicly from the Depositor's shelf registration.

Form of Registration: Book-entry form, same day funds through DTC, Euroclear.

Minimum Denominations: $25,000.

Prepayment Pricing Speed Assumption: For the fixed-rate mortgage loans secured by unimproved land, a prepayment rate equal to 100% PSA. This equates to a constant prepayment of 0.00% per year of the then outstanding principal balance of the mortgage loans in the first month of the life of the mortgage loans and an additional 0.20% per year in each month thereafter until it reaches 6.00% in the 30th month. Beginning in the 30th month and thereafter during the life of such mortgage loans, a constant prepayment rate of 6.00% per year.

For the remainder of the mortgage loans, a prepayment rate equal to 350% PSA. This equates to a constant prepayment of 0.00% per year of the then outstanding principal balance of the loans in the first month of the life of the loans and an additional 0.70% per year in each month thereafter until it reaches 21.00% in the 30th month. Beginning in the 30th month and thereafter during the life of such adjustable-rate loans, a constant prepayment rate of 21.00% per year.

Payment Date: The 25th day of each month, or, if that day is not a business day, the next business day, beginning on April 25, 2003.

Payment Delay: The notes, other than the Class A-1 notes, will have a payment delay of 24 days. The Class A-1 notes will have a payment delay of 0 days.

Note Rate:

Interest will accrue on all of the Notes, other than the Class A-1 notes, at a fixed rate during the month prior to the month of the related Payment Date on a 30/360-day basis.

Interest will accrue on the Class A-1 notes from and including the preceding Payment Date (or from the Closing Date in the case of the first Payment Date) to and including the day prior to the then current Payment Date at the related Note Rate based on the actual number of days elapsed during the accrual period and an assumed year of 360 days.

The note rate on the Class A-1 notes will be equal to the lesser of (i) one-month LIBOR plus the related margin, (ii) the Net WAC Cap, and (iii) [12.00]% per annum.

The note rate applicable to the [Class A-5, Class M-1, Class M-2 and Class B] notes will increase by [0.50]% on the Payment Date after the first possible date on which the Optional Termination may be exercised.

Each class of notes will be subject to a cap equal to the Net WAC Cap.

Net WAC Cap:

On any Payment Date, the Net WAC Cap will be equal to the weighted average of the Net Mortgage Rates based upon the principal balance thereof at the end of the preceding collection period.

Interest carry forward amounts for each class of notes will be created to the extent that the note rate for any class is determined by the Net WAC Cap and will be payable on each payment date to the related notes to the extent of funds available.

Net Mortgage Rate:

With respect to any mortgage loan, the mortgage rate thereon minus the rate at which the servicing fee is paid, each expressed as a percentage of the stated principal balance of the mortgage loan.

The Trust:

The depositor will establish the GMACM Mortgage Trust 2003-GH1, a Delaware statutory trust, to issue the notes. The assets of the trust will include the adjustable and fixed rate mortgage loans that are generally secured by first liens on one- to four-family residential properties.

Payments of interest and principal on the notes (other than in respect of Net WAC Cap shortfalls) will be made only from payments received in connection with the mortgage loans. Net WAC Cap shortfalls will be payable out of excess cash flow.

The Mortgage Pool:

Unless we indicate otherwise, the statistical information we present in these computational materials are approximate and reflect the information as of the cut-off date. The mortgage loans consist of [2,417] fixed and adjustable-rate mortgage loans with an initial aggregate principal balance of $[338,983,625.16] as of the cut-off date.

[2,188] of the mortgage loans representing [87.14]% of the mortgage loans are fixed rate mortgage loans and [229] of the mortgage loans representing [12.86]% of the mortgage loans are adjustable rate mortgage loans as of the cut-off date. The adjustable-rate mortgage loans generally adjust either semi-annually or annually, after, in some instances, an initial fixed period.

The mortgage loans are generally secured by first liens on one- to four-family residential properties.

With respect to the mortgage loans:

- Approximately [2.49]% were 30 to 59 days delinquent, approximately [0.05]% were 60 to 89 days delinquent and approximately [0.04]% were 90 or more days delinquent as of the cut-off date.

Approximately [9.83]% of the mortgage loans are secured by first liens on unimproved land.

Approximately [1.72]% of the mortgage loans will be secured by liens on mortgaged properties in which the borrowers have no equity in the mortgaged property. For each of those mortgage loans, the combined loan-to-value ratio exceeds 100% at the time of origination of the mortgage loan.

Approximately [13.93]% of the mortgage loans are either FHA loans without FHA insurance or VA loans without a VA guaranty.

Additional Mortgage Characteristics:

The mortgage loans were underwritten pursuant to a variety of guidelines, as more fully described in the Prospectus Supplement. The mortgage pool contains mortgage loans having, but not limited to, the following characteristics:

Program Violations: The underwriting criteria that was applied in the origination of some of the mortgage loans deviated from GMACM's underwriting criteria under their respective program guidelines. For example, some of the borrowers have credit scores that are less than the minimum requirements or have loan-to-value ratios that exceed the limits under the applicable guidelines.

FHA/VA Loans: Certain of the mortgage loans are FHA loans without FHA insurance or VA loans with a VA guaranty. These loans were originated in accordance with the related program but generally either did not meet the documentation requirements for the related program or the borrower had an imperfect credit history.

Documentation Deficiencies: Some of the mortgage files do not contain the related mortgage note or a lost note affidavit with a copy of the related mortgage note or copies of the related mortgage or other documentation that is typically required when a mortgage loan is originated.

Seasoned Loans: Some of the mortgage loans are seasoned longer than allowed by certain guidelines or have been securitized and repurchased pursuant to an optional termination provision.

Land Loans: Certain of the mortgage loans are secured by a mortgage on unimproved land. With respect to such land loans, the lot to be purchased must be unimproved, zoned for residential use, subdivided or approved as a building lot entity and have all utilities, including water and sewer, available. Fixed rate land loans are generally interest-only for a term of 1-5 years with a principal payment at maturity. Adjustable rate land loans are generally a two to five year adjustable rate balloon with a 30-year amortization. These loans generally have a maximum loan size of $450,000 with a maximum LTV of 80%. The minimum FICO score required for this program is 620.

Priority of Distributions:

On each Payment Date, amounts available for distribution will be allocated in the following order of priority:

Interest

1. To pay accrued and unpaid interest, on the Class A Notes, pro rata;
2. To pay accrued and unpaid interest, sequentially, on the Class M-1 Notes, the Class M-2 Notes, and the Class B Notes.

Principal

1. To pay as principal on the Class A Notes, sequentially to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 notes, an amount equal to the Class A Principal Distribution Amount;
2. To pay as principal on the Class M-1 Notes, an amount equal to the Class M-1 Principal Distribution Amount;
3. To pay as principal on the Class M-2 Notes, an amount equal to the Class M-2 Principal Distribution Amount; and
4. To pay as principal on the Class B Notes, an amount equal to the Class B Principal Distribution Amount.

Net Monthly Excess Cash Flow

1. To pay as principal to the Notes then entitled to receive principal the amount necessary to cover realized losses on the related Mortgage Loans;
2. To pay as principal on the Notes then entitled to receive principal the amount necessary to cause the overcollateralization amount to equal the required overcollateralization amount;
3. To pay as interest on the notes the amount of any Carry Forward Amounts, sequentially, to the Class A-Notes (pro rata among such classes of notes), the Class M-1 Notes, the Class M-2 Notes and the Class B Notes; and
4. To the holders of the certificates, any remaining excess cash flow.

In the event that, due to losses, the principal balance of the Class M-1 Notes has been reduced to zero while the Class A Notes are still outstanding, the Class A Principal Distribution Amount will be paid *pro rata*, and not sequentially, among the then outstanding classes of Class A notes.

Principal Distributions:

The Class M notes and Class B notes will not receive any principal payments prior to the Stepdown Date (so long as a Trigger Event is in effect), unless the aggregate note balance of the Class A notes is equal to zero. On or after the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A notes, Class M notes and Class B notes as described under "Priority of Distributions".

Principal Distribution Amount: Total principal collections received during the related collection period less any overcollateralization release amount.

Class A Principal Distribution Amount: With respect to any Payment Date, (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Payment Date, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (a) the Principal Distribution Amount for that Payment Date, and (b) the excess of (1) the aggregate Class A principal balance immediately prior to that Payment Date over (2) the lesser of (x) the product of the (I) the applicable Subordination Percentage and (II) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Payment Date and (y) the aggregate principal balance of the mortgage loans immediately preceding that Payment Date, less the overcollateralization floor.

Class M-1 Principal Distribution Amount: With respect to any Payment Date, (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (a) the remaining Principal Distribution Amount for that Payment Date after distribution of the Class A Principal Distribution Amount, and (b) the excess of (1) the sum of (A) the aggregate Class A principal balance (after taking into account the payment of the Class A Principal Distribution Amount for that Payment Date), and (B) the principal balance of the Class M-1 notes immediately prior to that Payment Date, over (2) the lesser of (x) the product of the (I) the applicable Subordination Percentage and (II) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Payment Date and (y) the aggregate principal balance of the mortgage loans immediately preceding that Payment Date, less the overcollateralization floor.

Class M-2 Principal Distribution Amount: With respect to any Payment Date, (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (a) the remaining Principal Distribution Amount for that Payment Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, and (b) the excess of (1) the sum of (A) the aggregate Class A principal balance and Class M-1 principal balance (after taking into account the payment of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount for that Payment Date), and (B) the principal balance of the Class M-2 notes immediately prior to that Payment Date, over (2) the lesser of (x) the product of the (I) the applicable Subordination Percentage and (II) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Payment Date and (y) the aggregate principal balance of the mortgage loans immediately preceding that Payment Date, less the overcollateralization floor.

Class B Principal Distribution Amount:	With respect to any Payment Date, (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (a) the remaining Principal Distribution Amount for that Payment Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount, and (b) the excess of (1) the sum of (A) the aggregate Class A principal balance, Class M-1 principal balance and Class M-2 principal balance (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount for that Payment Date), and (B) the principal balance of the Class B notes immediately prior to that Payment Date, over (2) the lesser of (x) the product of the (I) the applicable Subordination Percentage and (II) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Payment Date and (y) the aggregate principal balance of the mortgage loans immediately preceding that Payment Date, less the overcollateralization floor.
Carry-Forward Amounts:	The carry-forward amount is equal to the aggregate amount of Net WAC Cap shortfalls on such Payment Date plus any unpaid Net WAC Cap shortfalls from prior Payment Dates, plus interest thereon to the extent previously unreimbursed. On any Payment Date on which any of the notes, other than the Class A-1 notes, receive interest based upon the Net WAC Cap, the Net WAC Cap shortfall for such notes is equal to the excess, if any, of (i) accrued interest on the related notes calculated at the related fixed rate over (ii) accrued interest on the related notes calculated pursuant to the Net WAC Cap. On any Payment Date on which the Class A-1 notes receive interest based upon the Net WAC Cap, the Net WAC Cap shortfall for such notes is equal to the excess, if any, of (i) accrued interest on the related notes calculated pursuant to the lesser of (a) one-month LIBOR plus the margin for the Class A-1 notes and (b) [12.00]%, over (ii) accrued interest on the related notes calculated pursuant to the Net WAC Cap.
Stepdown Date:	The later to occur of (1) the Payment Date in [April 2006] (i.e., the 37th Payment Date) and (2) the first Payment Date on which the current aggregate principal balance of the mortgage loans has been reduced to an amount less than 50% of the initial aggregate principal balance of the mortgage loans.
Subordination Percentage:	As to any class of notes, the respective percentages set forth below: Class A [80.50]% Class M-1 [86.00]% Class M-2 [91.00]% Class B [95.50]%

Required Overcollateralization Amount:	On any Payment Date prior to the Stepdown Date, an amount equal to [2.25]% of the aggregate principal balance of the mortgage loans as of the Cut-off Date. On or after the Stepdown Date, the Required Overcollateralization Amount will be equal to the greater of (a) [4.50]% of the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Payment Date and (b) the Overcollateralization Floor; provided, however, that any scheduled reduction to the Required Overcollateralization Amount on or after the Stepdown Date as described above shall not be made on any Payment Date if a Trigger Event is in effect.
Overcollateralization Floor:	An amount equal to 0.50% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.
Overcollateralization Amount:	With respect to any Payment Date, the excess, if any, of the aggregate principal balance of the mortgage loans before giving effect to distributions of principal to be made on that Payment Date, over the aggregate principal balance of the notes, as of such date, before taking into account distributions of principal to be made on that Payment Date.
Trigger Event:	A Trigger Event has occurred if: 1. The three-month rolling average of the 60+ day delinquent loans (including foreclosures and REO) equals or exceeds [30.00]% of the Senior Enhancement Percentage; 2. For the 37th through the 48th Payment Dates, the cumulative realized losses on the mortgage loans exceed [1.50]%; 3. For the 49th through the 60th Payment Dates, the cumulative realized losses on the mortgage loans exceed [1.75]%; 4. For the 61st through the 72nd Payment Dates, the cumulative realized losses on the mortgage loans exceed [2.00]%; and 5. For the 72nd Payment Date and thereafter, the cumulative realized losses on the mortgage loans exceed [2.25]%. These Trigger Events may be revised with the consent of the rating agencies.
Senior Enhancement Percentage:	For any Payment Date, the percentage obtained by dividing (i) the sum of (a) the aggregate principal balances of the Class M-1, Class M-2 and Class B notes and (b) the Overcollateralization Amount, in each case prior to the distribution of the related Principal Distribution Amount on such Payment Date, by (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period.
Servicing Fee:	The servicing fee to be paid to the Servicer as compensation for servicing the mortgage loans will be [0.50]% per annum. The servicing fee will be computed and payable monthly.
Advancing:	The servicer will advance the principal and interest portion of any delinquent monthly payment, but only to the extent deemed by the servicer to be recoverable.

Credit Enhancement: The credit enhancement provided for the benefit of the notes consists of:

Initial Note Subordination (% Orig.):

[7.50]% for the Class A Notes;

[4.75]% for the Class M-1 Notes;

[2.25]% for the Class M-2 Notes; and

[0.00]% for the Class B Notes;

Overcollateralization ("OC"):

Initial (% Orig.)	[0.50]%
OC Target (% Orig.)	[2.25]%
OC After Step-Down (% Curr.)	[4.50]%
OC Floor (% Orig.)	0.50%

Excess Spread:

Excess spread will be used immediately to amortize the notes and reach the Required Overcollateralization Amount.

Optional Redemption: A principal payment may be made to redeem the notes upon the exercise by the servicer of its option to purchase the mortgage loans in the trust after the aggregate principal balance of the mortgage loans is reduced to an amount less than 10% of the initial aggregate principal balance of the mortgage loans.

Tax Status: The notes, other than the Class R certificates, will represent ownership of (i) regular interests in a real estate mortgage investment conduit, which interests have no rights to receive amounts in respect of Net WAC Cap shortfalls and (ii) the right to receive amounts in respect of Net WAC Cap shortfalls, which rights shall not be treated as regular interests in a real estate mortgage investment conduit. For federal income tax purposes, each class of Class R certificates will be the sole residual interest in one of the [two] real estate mortgage investment conduits.

ERISA Eligibility: The notes may be purchased by employee benefit plans subject to the requirements of ERISA.

SMMEA Treatment: The notes will not constitute "mortgage related securities" for purposes of SMMEA.

Ratings:

It is a condition to the issuance of the Class A, Class M-1, Class M-2 and Class B notes that they receive ratings of Aaa/AAA, Aa2/AA, A2/A and Baa2/BBB, respectively, by Moody's Investors Service and Standard & Poor's Ratings Services.

A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. A security rating does not address the frequency of prepayments of the mortgage loans or any corresponding effect on the yield to investors.

SENSITIVITY TABLES
To Call

Class A-1 (to call)

PSA - Fixed Rate (no Land) and Adjustable Rate	0%	175%	250%	**350%**	450%	525%
PSA - Fixed Rate Land	0%	50%	75%	**100%**	125%	150%
Average Life (years)	3.42	1.49	1.24	1.00	0.85	0.76
Modified Duration (years)	3.30	1.46	1.22	0.98	0.83	0.75
First Principal Payment	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003
Last Principal Payment	7/25/2010	8/25/2005	8/25/2005	2/25/2005	10/25/2004	8/25/2004
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	88	29	29	23	19	17
Illustrative Yield @ Par	1.41%	1.41%	1.41%	1.41%	1.41%	1.41%

Class A-2 (to call)

PSA - Fixed Rate (no Land) and Adjustable Rate	0%	175%	250%	**350%**	450%	525%
PSA - Fixed Rate Land	0%	50%	75%	**100%**	125%	150%
Average Life (years)	7.98	2.52	2.41	2.00	1.67	1.50
Modified Duration (years)	7.08	2.41	2.30	1.92	1.62	1.45
First Principal Payment	7/25/2010	8/25/2005	8/25/2005	2/25/2005	10/25/2004	8/25/2004
Last Principal Payment	11/25/2011	12/25/2005	8/25/2005	5/25/2005	12/25/2004	10/25/2004
Principal Lockout (months)	87	28	28	22	18	16
Principal Window (months)	17	5	1	4	3	3
Illustrative Yield @ Par	2.71%	2.66%	2.66%	2.64%	2.62%	2.61%

Class A-3 (to call)

PSA - Fixed Rate (no Land) and Adjustable Rate	0%	175%	250%	**350%**	450%	525%
PSA - Fixed Rate Land	0%	50%	75%	**100%**	125%	150%
Average Life (years)	13.97	4.86	3.78	3.00	2.51	2.24
Modified Duration (years)	10.88	4.39	3.48	2.81	2.37	2.13
First Principal Payment	11/25/2011	12/25/2005	8/25/2005	5/25/2005	12/25/2004	10/25/2004
Last Principal Payment	10/25/2023	12/25/2010	3/25/2009	10/25/2007	11/25/2006	2/25/2006
Principal Lockout (months)	103	32	28	25	20	18
Principal Window (months)	144	61	44	30	24	17
Illustrative Yield @ Par	3.34%	3.31%	3.30%	3.28%	3.27%	3.26%

Class A-4 (to call)

PSA - Fixed Rate (no Land) and Adjustable Rate	0%	175%	250%	**350%**	450%	525%
PSA - Fixed Rate Land	0%	50%	75%	**100%**	125%	150%
Average Life (years)	21.66	8.48	6.50	5.00	4.00	3.41
Modified Duration (years)	13.81	6.96	5.56	4.41	3.60	3.11
First Principal Payment	10/25/2023	12/25/2010	3/25/2009	10/25/2007	11/25/2006	2/25/2006
Last Principal Payment	11/25/2025	6/25/2012	4/25/2010	8/25/2008	7/25/2007	12/25/2006
Principal Lockout (months)	246	92	71	54	43	34
Principal Window (months)	26	19	14	11	9	11
Illustrative Yield @ Par	4.34%	4.32%	4.31%	4.29%	4.28%	4.27%

Class A-5 (to call)

PSA - Fixed Rate (no Land) and Adjustable Rate	0%	175%	250%	**350%**	450%	525%
PSA - Fixed Rate Land	0%	50%	75%	**100%**	125%	150%
Average Life (years)	25.58	12.73	9.93	7.53	6.02	5.19
Modified Duration (years)	13.76	9.03	7.53	6.05	5.03	4.43
First Principal Payment	11/25/2025	6/25/2012	4/25/2010	8/25/2008	7/25/2007	12/25/2006
Last Principal Payment	12/25/2029	9/25/2017	8/25/2014	11/25/2011	2/25/2010	2/25/2009
Principal Lockout (months)	271	110	84	64	51	44
Principal Window (months)	50	64	53	40	32	27
Illustrative Yield @ Par	5.28%	5.27%	5.26%	5.25%	5.24%	5.23%

SENSITIVITY TABLES

To Call

Class M-1 (to call)

PSA - Fixed Rate (no Land) and Adjustable Rate	0%	175%	250%	**350%**	450%	525%
PSA - Fixed Rate Land	0%	50%	75%	**100%**	125%	150%
Average Life (years)	21.95	9.76	7.59	5.78	4.74	4.26
Modified Duration (years)	12.23	7.17	5.92	4.74	4.02	3.68
First Principal Payment	12/25/2016	1/25/2008	12/25/2006	4/25/2006	5/25/2006	6/25/2006
Last Principal Payment	12/25/2029	9/25/2017	8/25/2014	11/25/2011	2/25/2010	2/25/2009
Principal Lockout (months)	164	57	44	36	37	38
Principal Window (months)	157	117	93	68	46	33
Illustrative Yield @ Par	5.60%	5.58%	5.57%	5.56%	5.54%	5.53%

Class M-2 (to call)

PSA - Fixed Rate (no Land) and Adjustable Rate	0%	175%	250%	**350%**	450%	525%
PSA - Fixed Rate Land	0%	50%	75%	**100%**	125%	150%
Average Life (years)	21.95	9.76	7.59	5.78	4.73	4.23
Modified Duration (years)	12.31	7.20	5.93	4.75	4.02	3.66
First Principal Payment	12/25/2016	1/25/2008	12/25/2006	4/25/2006	4/25/2006	5/25/2006
Last Principal Payment	12/25/2029	9/25/2017	8/25/2014	11/25/2011	2/25/2010	2/25/2009
Principal Lockout (months)	164	57	44	36	36	37
Principal Window (months)	157	117	93	68	47	34
Illustrative Yield @ Par	5.53%	5.51%	5.50%	5.49%	5.47%	5.46%

Class B (to call)

PSA - Fixed Rate (no Land) and Adjustable Rate	0%	175%	250%	**350%**	450%	525%
PSA - Fixed Rate Land	0%	50%	75%	**100%**	125%	150%
Average Life (years)	21.95	9.76	7.58	5.77	4.71	4.20
Modified Duration (years)	12.31	7.20	5.93	4.75	4.01	3.64
First Principal Payment	12/25/2016	1/25/2008	12/25/2006	4/25/2006	4/25/2006	4/25/2006
Last Principal Payment	12/25/2029	9/25/2017	8/25/2014	11/25/2011	2/25/2010	2/25/2009
Principal Lockout (months)	164	57	44	36	36	36
Principal Window (months)	157	117	93	68	47	35
Illustrative Yield @ Par	5.53%	5.51%	5.50%	5.49%	5.47%	5.46%

SENSITIVITY TABLES

To Maturity

Class A-1 (to maturity)

PSA - Fixed Rate (no Land) and Adjustable Rate	0%	175%	250%	**350%**	450%	525%
PSA - Fixed Rate Land	0%	50%	75%	**100%**	125%	150%
Average Life (years)	3.42	1.49	1.24	**1.00**	0.85	0.76
Modified Duration (years)	3.30	1.46	1.22	**0.98**	0.83	0.75
First Principal Payment	4/25/2003	4/25/2003	4/25/2003	**4/25/2003**	4/25/2003	4/25/2003
Last Principal Payment	7/25/2010	8/25/2005	8/25/2005	**2/25/2005**	10/25/2004	8/25/2004
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	88	29	29	**23**	19	17
Illustrative Yield @ Par	1.41%	1.41%	1.41%	**1.41%**	1.41%	1.41%

Class A-2 (to maturity)

PSA - Fixed Rate (no Land) and Adjustable Rate	0%	175%	250%	**350%**	450%	525%
PSA - Fixed Rate Land	0%	50%	75%	**100%**	125%	150%
Average Life (years)	7.98	2.52	2.41	**2.00**	1.67	1.50
Modified Duration (years)	7.08	2.41	2.30	**1.92**	1.62	1.45
First Principal Payment	7/25/2010	8/25/2005	8/25/2005	**2/25/2005**	10/25/2004	8/25/2004
Last Principal Payment	11/25/2011	12/25/2005	8/25/2005	**5/25/2005**	12/25/2004	10/25/2004
Principal Lockout (months)	87	28	28	**22**	18	16
Principal Window (months)	17	5	1	**4**	3	3
Illustrative Yield @ Par	2.71%	2.66%	2.66%	**2.64%**	2.62%	2.61%

Class A-3 (to maturity)

PSA - Fixed Rate (no Land) and Adjustable Rate	0%	175%	250%	**350%**	450%	525%
PSA - Fixed Rate Land	0%	50%	75%	**100%**	125%	150%
Average Life (years)	13.97	4.86	3.78	**3.00**	2.51	2.24
Modified Duration (years)	10.88	4.39	3.48	**2.81**	2.37	2.13
First Principal Payment	11/25/2011	12/25/2005	8/25/2005	**5/25/2005**	12/25/2004	10/25/2004
Last Principal Payment	10/25/2023	12/25/2010	3/25/2009	**10/25/2007**	11/25/2006	2/25/2006
Principal Lockout (months)	103	32	28	**25**	20	18
Principal Window (months)	144	61	44	**30**	24	17
Illustrative Yield @ Par	3.34%	3.31%	3.30%	**3.28%**	3.27%	3.26%

Class A-4 (to maturity)

PSA - Fixed Rate (no Land) and Adjustable Rate	0%	175%	250%	**350%**	450%	525%
PSA - Fixed Rate Land	0%	50%	75%	**100%**	125%	150%
Average Life (years)	21.66	8.48	6.50	**5.00**	4.00	3.41
Modified Duration (years)	13.81	6.96	5.56	**4.41**	3.60	3.11
First Principal Payment	10/25/2023	12/25/2010	3/25/2009	**10/25/2007**	11/25/2006	2/25/2006
Last Principal Payment	11/25/2025	6/25/2012	4/25/2010	**8/25/2008**	7/25/2007	12/25/2006
Principal Lockout (months)	246	92	71	**54**	43	34
Principal Window (months)	26	19	14	**11**	9	11
Illustrative Yield @ Par	4.34%	4.32%	4.31%	**4.29%**	4.28%	4.27%

Class A-5 (to maturity)

PSA - Fixed Rate (no Land) and Adjustable Rate	0%	175%	250%	**350%**	450%	525%
PSA - Fixed Rate Land	0%	50%	75%	**100%**	125%	150%
Average Life (years)	26.04	14.63	11.49	**8.75**	7.00	6.05
Modified Duration (years)	13.87	9.77	8.25	**6.73**	5.63	4.99
First Principal Payment	11/25/2025	6/25/2012	4/25/2010	**8/25/2008**	7/25/2007	12/25/2006
Last Principal Payment	2/25/2032	2/25/2030	11/25/2026	**12/25/2021**	2/25/2018	2/25/2016
Principal Lockout (months)	271	110	84	**64**	51	44
Principal Window (months)	76	213	200	**161**	128	111
Illustrative Yield @ Par	5.29%	5.31%	5.31%	**5.31%**	5.30%	5.30%

SENSITIVITY TABLES

To Maturity

Class M-1 (to maturity)

PSA - Fixed Rate (no Land) and Adjustable Rate	0%	175%	250%	**350%**	450%	525%
PSA - Fixed Rate Land	0%	50%	75%	**100%**	125%	150%
Average Life (years)	22.17	10.56	8.20	**6.26**	5.13	4.60
Modified Duration (years)	12.28	7.49	6.21	**5.01**	4.26	3.90
First Principal Payment	12/25/2016	1/25/2008	12/25/2006	**4/25/2006**	5/25/2006	6/25/2006
Last Principal Payment	9/25/2031	2/25/2025	8/25/2020	**6/25/2016**	11/25/2013	5/25/2012
Principal Lockout (months)	164	57	44	**36**	37	38
Principal Window (months)	178	206	165	**123**	91	72
Illustrative Yield @ Par	5.61%	5.61%	5.60%	**5.59%**	5.58%	5.57%

Class M-2 (to maturity)

PSA - Fixed Rate (no Land) and Adjustable Rate	0%	175%	250%	**350%**	450%	525%
PSA - Fixed Rate Land	0%	50%	75%	**100%**	125%	150%
Average Life (years)	22.14	10.42	8.07	**6.16**	5.04	4.50
Modified Duration (years)	12.35	7.47	6.17	**4.98**	4.22	3.84
First Principal Payment	12/25/2016	1/25/2008	12/25/2006	**4/25/2006**	4/25/2006	5/25/2006
Last Principal Payment	6/25/2031	7/25/2023	2/25/2019	**5/25/2015**	12/25/2012	8/25/2011
Principal Lockout (months)	164	57	44	**36**	36	37
Principal Window (months)	175	187	147	**110**	81	64
Illustrative Yield @ Par	5.54%	5.53%	5.52%	**5.51%**	5.50%	5.49%

Class B (to maturity)

PSA - Fixed Rate (no Land) and Adjustable Rate	0%	175%	250%	**350%**	450%	525%
PSA - Fixed Rate Land	0%	50%	75%	**100%**	125%	150%
Average Life (years)	22.05	10.04	7.79	**5.94**	4.84	4.32
Modified Duration (years)	12.33	7.32	6.04	4.85	4.09	3.72
First Principal Payment	12/25/2016	1/25/2008	12/25/2006	**4/25/2006**	4/25/2006	4/25/2006
Last Principal Payment	1/25/2031	3/25/2021	2/25/2017	**12/25/2013**	9/25/2011	7/25/2010
Principal Lockout (months)	164	57	44	**36**	36	36
Principal Window (months)	170	159	123	**93**	66	52
Illustrative Yield @ Par	5.53%	5.52%	5.51%	**5.50%**	5.48%	5.48%

COLLATERAL SUMMARY

Initial Collateral – PRODUCT TYPE (Aggregate)

(as of the Cut-Off Date)

Collateral Sub-Group	Prime	Lot Loans	Alt-A Solutions	FHA/VA	HLTV (103 LTV)	Alt-A	Subprime	Total
Percent of Total	67.39%	9.83%	0.44%	21.36%	0.60%	0.26%	0.12%	100.00%
Current Balance	$228,440,949	$33,316,540	$1,499,609	$72,405,062	$2,017,915	$897,241	$406,310	**$338,983,625**
Loan Count	1,358	304	9	718	13	11	4	**2,417**
Average Balance	$168,218.67	$109,593.88	$166,623.18	$100,842.70	$155,224.25	$81,567.34	$101,577.43	**$140,249.74**
Gross WAC (%)	6.129%	5.815%	8.276%	7.160%	6.778%	8.901%	7.326%	**6.341%**
WAM (mos)	289	27	318	323	348	304	297	**271**
WA Age (mos)	6	9	15	22	12	48	63	**10**
WA Orig. Term (mos)	296	36	333	345	360	352	360	**281**
First Lien	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	**100.00%**
Second Lien	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	**0.00%**
WA FICO	716	722	694	588	757	581	604	**689**
% below 640	12.26%	4.87%	8.85%	67.83%	0.00%	100.00%	69.07%	**23.62%**
WA CLTV	67.15%	74.27%	77.36%	93.72%	100.54%	73.58%	76.52%	**73.80%**
% CLTV > 100%	0.00%	0.00%	0.00%	6.14%	67.97%	0.00%	0.00%	**1.72%**
% Fixed Rate	85.13%	80.58%	83.89%	97.06%	100.00%	34.57%	50.97%	**87.14%**
% ARM	14.87%	19.42%	16.11%	2.94%	0.00%	65.43%	49.03%	**12.86%**
ARM Characteristics:								
WA Margin	2.74%	3.52%	2.75%	2.70%	n/a	5.70%	3.84%	**2.90%**
WA Lifetime Cap	10.15%	11.88%	10.13%	11.07%	n/a	16.68%	14.93%	**10.56%**
WA Next Rate Adj.	68	9	19	10	n/a	6	13	**55**
WA Reset Frequency	13	12	12	12	n/a	7	12	**13**
Property Type								
Single Family	79.91%	0.00%	70.86%	79.76%	69.28%	91.85%	100.00%	**71.98%**
Land	0.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	**9.83%**
2-4 Family	4.93%	0.00%	16.11%	7.10%	0.00%	8.15%	0.00%	**4.93%**
PUD	7.75%	0.00%	6.85%	7.30%	30.72%	0.00%	0.00%	**6.99%**
Condo ***	6.46%	0.00%	6.18%	4.84%	0.00%	0.00%	0.00%	**5.42%**
Other	0.94%	0.00%	0.00%	1.00%	0.00%	0.00%	0.00%	**0.85%**
Occupancy Status								
Owner Occupied	93.55%	10.11%	59.76%	99.58%	100.00%	84.39%	100.00%	**86.51%**
Non-Owner	2.89%	0.00%	22.29%	0.08%	0.00%	0.00%	0.00%	**2.06%**
Second Home/NA	3.55%	89.89%	17.95%	0.34%	0.00%	15.61%	0.00%	**11.42%**
Loan Purpose								
Purchase	17.38%	83.84%	84.98%	77.18%	100.00%	37.14%	69.07%	**37.59%**
Refinance	48.68%	15.19%	0.00%	19.18%	0.00%	17.65%	30.93%	**38.48%**
Cash Out	33.61%	0.97%	15.02%	3.64%	0.00%	45.21%	0.00%	**23.71%**
New Construction	0.33%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	**0.22%**
States > 5%								
California	4.95%	15.53%	0.00%	4.59%	14.59%	21.71%	0.00%	**5.99%**
Massachusetts	17.97%	2.69%	24.96%	5.18%	0.00%	0.00%	0.00%	**13.59%**
New Jersey	7.85%	0.69%	0.00%	4.42%	0.00%	0.00%	0.00%	**6.31%**
Colorado	2.04%	31.30%	0.00%	4.10%	0.00%	0.00%	0.00%	**5.33%**
New York	16.06%	1.52%	15.20%	2.45%	0.00%	0.00%	0.00%	**11.56%**
Michigan	9.27%	4.30%	0.00%	3.45%	0.00%	0.00%	34.94%	**7.45%**
Delinquency Status								
Current	99.25%	100.00%	100.00%	90.48%	100.00%	87.99%	83.98%	**97.41%**
30-59 Days	0.75%	0.00%	0.00%	9.08%	0.00%	12.01%	16.02%	**2.49%**
60-89 Days	0.00%	0.00%	0.00%	0.24%	0.00%	0.00%	0.00%	**0.05%**
90+ Days	0.00%	0.00%	0.00%	0.19%	0.00%	0.00%	0.00%	**0.04%**
Index (of ARM Loans)								
6-month LIBOR	1.53%	0.000%	0.000%	0.000%	n/a	87.73%	0.000%	**2.37%**
1-yr LIBOR	16.24%	0.000%	0.000%	0.000%	n/a	0.00%	0.000%	**12.66%**
1-yr CMT UST	79.44%	100.000%	100.000%	100.000%	n/a	12.27%	100.000%	**82.79%**
5-yr CMT UST	2.80%	0.000%	0.000%	0.000%	n/a	0.00%	0.000%	**2.18%**

Notes

* *All percentages are calculated using the subpool's Fixed totals.*

** *All percentages are caluculated using the subpool's ARM totals.*

*** *Includes low-rise and high-rise condominiums.*

COLLATERAL SUMMARY

Initial Collateral – PRODUCT TYPE (Fixed)

(as of the Cut-Off Date)

Collateral Sub-Group	Prime Fixed*	Lot Loans Fixed*	Alt-A Solutions Fixed*	FHA/VA Fixed*	HLTV Fixed*	Alt-A Fixed*	Subprime Fixed*	Total Fixed*
Percent of Total	65.84%	9.09%	0.43%	23.79%	0.68%	0.10%	0.07%	100.00%
Current Balance	$194,461,757	$26,846,390	$1,257,993	$70,275,149	$2,017,915	$310,134	$207,079	$295,376,417
Loan Count	1,219	242	8	700	13	4	2	2,188
Average Balance	$159,525.64	$110,935.49	$157,249.17	$100,393.07	$155,224.25	$77,533.45	$103,539.36	$134,998.36
Gross WAC (%)	6.223%	5.879%	8.497%	7.208%	6.778%	10.944%	8.861%	6.447%
WAM (mos)	278	29	311	322	348	289	295	267
WA Age (mos)	6	7	17	22	12	49	65	10
WA Orig. Term (mos)	285	37	328	344	360	338	360	277
First Lien	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Second Lien	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
WA FICO	712	726	681	587	757	553	572	684
% below 640	13.57%	2.64%	10.55%	68.58%	0.00%	100.00%	100.00%	25.71%
WA CLTV	67.38%	75.02%	75.03%	93.74%	100.54%	76.25%	69.46%	74.62%
% CLTV > 100%	0.00%	0.00%	0.00%	6.33%	67.97%	0.00%	0.00%	1.97%
% Fixed Rate	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
% ARM	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
ARM Characteristics:								
WA Margin	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
WA Lifetime Cap	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
WA Next Rate Adj.	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
WA Reset Frequency	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Property Type								
Single Family	80.93%	0.00%	84.47%	79.91%	69.28%	100.00%	100.00%	73.30%
Land	0.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	9.09%
2-4 Family	5.36%	0.00%	0.00%	6.65%	0.00%	0.00%	0.00%	5.11%
PUD	6.95%	0.00%	8.17%	7.52%	30.72%	0.00%	0.00%	6.61%
Condo ***	5.66%	0.00%	7.36%	4.89%	0.00%	0.00%	0.00%	4.93%
Other	1.08%	0.00%	0.00%	1.03%	0.00%	0.00%	0.00%	0.95%
Occupancy Status								
Owner Occupied	93.80%	9.77%	71.24%	99.73%	100.00%	100.00%	100.00%	87.53%
Non-Owner	3.22%	0.00%	7.36%	0.08%	0.00%	0.00%	0.00%	2.17%
Second Home/NA	2.99%	90.23%	21.39%	0.19%	0.00%	0.00%	0.00%	10.30%
Loan Purpose								
Purchase	15.79%	84.38%	82.09%	77.22%	100.00%	39.49%	100.00%	37.58%
Refinance	48.88%	15.17%	0.00%	19.04%	0.00%	36.86%	0.00%	38.13%
Cash Out	34.94%	0.45%	17.91%	3.75%	0.00%	23.65%	0.00%	24.04%
New Construction	0.39%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.26%
States > 5%								
California	4.91%	14.40%	0.00%	4.47%	14.59%	0.00%	0.00%	5.71%
Massachusetts	16.93%	2.55%	10.55%	4.96%	0.00%	0.00%	0.00%	12.60%
New Jersey	7.99%	0.57%	0.00%	4.55%	0.00%	0.00%	0.00%	6.39%
Colorado	1.23%	33.47%	0.00%	4.05%	0.00%	0.00%	0.00%	4.81%
New York	17.63%	1.88%	18.12%	2.52%	0.00%	0.00%	0.00%	12.45%
Michigan	9.45%	3.87%	0.00%	3.55%	0.00%	0.00%	68.56%	7.47%
Delinquency Status								
Current	99.12%	100.00%	100.00%	90.20%	100.00%	88.48%	68.56%	97.06%
30-59 Days	0.88%	0.00%	0.00%	9.36%	0.00%	11.52%	31.44%	2.84%
60-89 Days	0.00%	0.00%	0.00%	0.25%	0.00%	0.00%	0.00%	0.06%
90+ Days	0.00%	0.00%	0.00%	0.20%	0.00%	0.00%	0.00%	0.05%
Index (of ARM Loans)								
6-month LIBOR	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
1-yr LIBOR	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
1-yr CMT UST	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
5-yr CMT UST	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Notes

* *All percentages are calculated using the subpool's Fixed totals.*

** *All percentages are caluculated using the subpool's ARM totals.*

*** *Includes low-rise and high-rise condominiums.*

COLLATERAL SUMMARY

Initial Collateral – PRODUCT TYPE (ARM)

(as of the Cut-Off Date)

Collateral Sub-Group	Prime Arm**	Lot Loans Arm**	Alt-A Solutions Arm**	FHA/VA Arm**	HLTV Arm**	Alt-A Arm**	Subprime Arm**	Total Arm**
Percent of Total	**77.92%**	**14.84%**	**0.55%**	**4.88%**	**0.00%**	**1.35%**	**0.46%**	**100.00%**
Current Balance	$33,979,192	$6,470,150	$241,615	$2,129,913	$0	$587,107	$199,231	**$43,607,209**
Loan Count	139	62	1	18	0	7	2	**229**
Average Balance	$244,454.62	$104,357.26	$241,615.24	$118,328.49	$0.00	$83,872.42	$99,615.50	**$190,424.49**
Gross WAC (%)	5.591%	5.547%	7.125%	5.594%	n/a	7.822%	5.731%	**5.624%**
WAM (mos)	351	18	353	329	n/a	313	299	**300**
WA Age (mos)	6	15	7	31	n/a	47	61	**10**
WA Orig. Term (mos)	358	33	360	360	n/a	360	360	**310**
First Lien	100.00%	100.00%	100.00%	100.00%	n/a	100.00%	100.00%	**100.00%**
Second Lien	0.00%	0.00%	0.00%	0.00%	n/a	0.00%	0.00%	**0.00%**
WA FICO	736	705	764	632	n/a	597	637	**724**
% below 640	4.81%	14.13%	0.00%	43.24%	n/a	100.00%	36.92%	**9.47%**
WA CLTV	65.81%	71.14%	89.49%	93.15%	n/a	72.17%	83.86%	**68.23%**
% CLTV > 100%	0.00%	0.00%	0.00%	0.00%	n/a	0.00%	0.00%	**0.00%**
% Fixed Rate	0.00%	0.00%	0.00%	0.00%	n/a	0.00%	0.00%	**0.00%**
% ARM	100.00%	100.00%	100.00%	100.00%	n/a	100.00%	100.00%	**100.00%**
ARM Characteristics:								
WA Margin	2.74%	3.52%	2.75%	2.70%	n/a	5.70%	3.84%	**2.90%**
WA Lifetime Cap	10.15%	11.88%	10.13%	11.07%	n/a	16.68%	14.93%	**10.56%**
WA Next Rate Adj.	68	9	19	10	n/a	6	13	**55**
WA Reset Frequency	13	12	12	12	n/a	7	12	**13**
Property Type								
Single Family	74.05%	0.00%	0.00%	74.84%	n/a	87.54%	100.00%	**62.99%**
Land	0.00%	100.00%	0.00%	0.00%	n/a	0.00%	0.00%	**14.84%**
2-4 Family	2.46%	0.00%	100.00%	21.96%	n/a	12.46%	0.00%	**3.71%**
PUD	12.29%	0.00%	0.00%	0.00%	n/a	0.00%	0.00%	**9.58%**
Condo ***	10.98%	0.00%	0.00%	3.20%	n/a	0.00%	0.00%	**8.72%**
Other	0.21%	0.00%	0.00%	0.00%	n/a	0.00%	0.00%	**0.16%**
Occupancy Status								
Owner Occupied	92.14%	11.56%	0.00%	94.70%	n/a	76.14%	100.00%	**79.62%**
Non-Owner	1.05%	0.00%	100.00%	0.00%	n/a	0.00%	0.00%	**1.37%**
Second Home/NA	6.81%	88.44%	0.00%	5.30%	n/a	23.86%	0.00%	**19.01%**
Loan Purpose					n/a			
Purchase	26.50%	81.61%	100.00%	75.93%	n/a	35.90%	36.92%	**37.68%**
Refinance	47.48%	15.26%	0.00%	24.07%	n/a	7.50%	63.08%	**40.82%**
Cash Out	26.02%	3.13%	0.00%	0.00%	n/a	56.60%	0.00%	**21.50%**
New Construction	0.00%	0.00%	0.00%	0.00%	n/a	0.00%	0.00%	**0.00%**
States > 5%								
California	5.16%	20.21%	0.00%	8.50%	n/a	33.17%	0.00%	**7.88%**
Massachusetts	23.89%	3.25%	100.00%	12.36%	n/a	0.00%	0.00%	**20.26%**
New Jersey	7.11%	1.22%	0.00%	0.00%	n/a	0.00%	0.00%	**5.72%**
Colorado	6.71%	22.30%	0.00%	5.80%	n/a	0.00%	0.00%	**8.82%**
New York	7.07%	0.00%	0.00%	0.00%	n/a	0.00%	0.00%	**5.51%**
Michigan	8.22%	6.08%	0.00%	0.00%	n/a	0.00%	0.00%	**7.31%**
Delinquency Status								
Current	100.00%	100.00%	100.00%	100.00%	n/a	87.73%	100.00%	**99.83%**
30-59 Days	0.00%	0.00%	0.00%	0.00%	n/a	12.27%	0.00%	**0.17%**
60-89 Days	0.00%	0.00%	0.00%	0.00%	n/a	0.00%	0.00%	**0.00%**
90+ Days	0.00%	0.00%	0.00%	0.00%	n/a	0.00%	0.00%	**0.00%**
Index (of ARM Loans)								
6-month LIBOR	1.53%	0.00%	0.00%	0.00%	n/a	87.73%	0.00%	**2.37%**
1-yr LIBOR	16.24%	0.00%	0.00%	0.00%	n/a	0.00%	0.00%	**12.66%**
1-yr CMT UST	79.44%	100.00%	100.00%	100.00%	n/a	12.27%	100.00%	**82.79%**
5-yr CMT UST	2.80%	0.00%	0.00%	0.00%	n/a	0.00%	0.00%	**2.18%**

Notes

* *All percentages are calculated using the subpool's Fixed totals.*

** *All percentages are calculated using the subpool's ARM totals.*

*** *Includes low-rise and high-rise condominiums.*

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

COLLATERAL SUMMARY
(as of the Cut-Off Date)

	Initial Aggregate Mortgage Loans
Cut-Off Date	3/1/03
Total Outstanding Balance:	$338,983,625.16
Number of Loans:	2,417
Average Remaining Balance:	$140,249.74 (range: $1,001.21 - $999,998.97)
WA Mortgage Loan Rate:	6.341% (range: 3.875% - 13.750%)
Original Weighted Average Term:	281 months
Remaining Weighted Average Term:	271 months
Lien Position:	100.00% first
WA CLTV Ratio:	73.80% (range: 0.21% - 108.14%)
WA FICO Score:	689
Documentation:	78.24% standard, 8.42% super express 5.13% streamlined, 3.00% family first direct, 2.09% select, 3.13% other.
Property Type:	71.98% single family, 9.83% land, 6.99% PUD, 4.93% two to four family, 4.93% low-rise condominium, 1.34% other.
Owner Occupancy:	86.51% owner occupied
% Fixed Rate / % Adjustable Rate:	87.14% / 12.86%
Geographic Distribution (>= 5.00%)	MA (13.59%), NY (11.56%), MI (7.45%), NJ (6.31%), CA (5.99%), CO (5.33%).
Fully Indexed Gross Margin:	2.90% (range: 1.46% - 7.25%)
Maximum Loan Rate:	10.56% (range: 5.00% - 18.00%)
Delinquency Status:	97.41% Current, 2.49% 30 to 59 days, 0.05% 60 to 89 days, 0.04% 90+ days.

Initial Aggregate Mortgage Loan Characteristics

Set forth below is a description of certain characteristics of the Initial Aggregate Mortgage Loans as of the Cut-Off Date. Unless otherwise specified, all principal balances of the Initial Aggregate Mortgage Loans are as of the Cut-Off Date and are rounded to the nearest dollar. All percentages are approximate percentages by aggregate principal balance as of the Cut-Off Date (except as indicated otherwise).

Property Type

Property Type	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Single Family	1,718	$243,988,304.00	71.98%
Land	304	33,316,539.94	9.83
Planned Urban Development	135	23,701,674.57	6.99
Two to Four Family	96	16,724,804.65	4.93
Low-Rise Condominium	126	16,704,783.03	4.93
Condominium	7	1,103,852.66	0.33
Manufactured Housing	11	1,023,282.09	0.30
Co-op	8	992,516.29	0.29
Townhouse	8	781,755.35	0.23
Hi-Rise Condominium	3	547,811.14	0.16
Mobile Home - NL	1	98,301.44	0.03
Total	**2,417**	**$338,983,625.16**	**100.00%**

Outstanding Principal Balances

Range of Principal Balances ($)			Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
$0.01	to	$25,000.00	42	$395,478.18	0.12%
$25,000.01	to	$50,000.00	178	7,272,868.38	2.15%
$50,000.01	to	$75,000.00	317	20,187,780.44	5.96%
$75,000.01	to	$100,000.00	397	34,870,756.23	10.29%
$100,000.01	to	$125,000.00	336	37,822,046.66	11.16%
$125,000.01	to	$150,000.00	303	41,504,432.78	12.24%
$150,000.01	to	$175,000.00	223	36,029,592.18	10.63%
$175,000.01	to	$200,000.00	147	27,505,207.49	8.11%
$200,000.01	to	$225,000.00	125	26,397,910.74	7.79%
$225,000.01	to	$250,000.00	96	22,722,444.79	6.70%
$250,000.01	to	$275,000.00	67	17,598,565.47	5.19%
$275,000.01	to	$300,000.00	90	26,211,957.90	7.73%
$300,000.01	to	$350,000.00	31	9,990,279.72	2.95%
$350,000.01	to	$400,000.00	25	9,402,598.90	2.77%
$400,000.01	to	$450,000.00	14	6,012,084.53	1.77%
$450,000.01	to	$500,000.00	6	2,907,197.81	0.86%
$500,000.01	to	$550,000.00	6	3,097,146.23	0.91%
$550,000.01	to	$600,000.00	6	3,470,449.94	1.02%
$600,000.01	to	$650,000.00	5	3,114,662.88	0.92%
$700,000.01	to	$750,000.00	2	1,470,164.94	0.43%
$950,000.01	to	$1,000,000.00	1	999,998.97	0.29%
		Total	**2,417**	**$338,983,625.16**	**100.00%**

The average Principal Balance of the Initial Aggregate Mortgage Loans as of the Cut-Off Date is $140,249.74.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Original Balances

Range of Original Balances ($)			Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
$0.01	to	$25,000.00	13	$111,784.53	0.03%
$25,000.01	to	$50,000.00	156	6,034,898.96	1.78
$50,000.01	to	$75,000.00	315	19,132,636.47	5.64
$75,000.01	to	$100,000.00	406	34,492,211.31	10.18
$100,000.01	to	$125,000.00	343	37,743,748.15	11.13
$125,000.01	to	$150,000.00	312	41,491,644.46	12.24
$150,000.01	to	$175,000.00	237	37,343,125.50	11.02
$175,000.01	to	$200,000.00	156	28,641,220.99	8.45
$200,000.01	to	$225,000.00	128	26,548,132.51	7.83
$225,000.01	to	$250,000.00	97	22,919,706.26	6.76
$250,000.01	to	$275,000.00	64	16,754,085.03	4.94
$275,000.01	to	$300,000.00	76	21,960,139.15	6.48
$300,000.01	to	$350,000.00	48	14,988,215.50	4.42
$350,000.01	to	$400,000.00	25	9,351,495.39	2.76
$400,000.01	to	$450,000.00	15	6,410,960.18	1.89
$450,000.01	to	$500,000.00	6	2,907,197.81	0.86
$500,000.01	to	$550,000.00	6	3,097,146.23	0.91
$550,000.01	to	$600,000.00	6	3,470,449.94	1.02
$600,000.01	to	$650,000.00	5	3,114,662.88	0.92
$700,000.01	to	$750,000.00	2	1,470,164.94	0.43
$950,000.01	to	$1,000,000.00	1	999,998.97	0.29
		Total	**2,417**	**$338,983,625.16**	**100.00%**

The average Original Balance of the Initial Aggregate Mortgage Loans as of the Cut-Off Date is $143,598.84.

Combined Loan-to-Value Ratios

Range of Combined Loan-to-Value Ratios (%)			Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
0.01%	to	40.00%	166	$19,721,016.97	5.82%
40.01%	to	50.00%	147	21,562,158.73	6.36
50.01%	to	60.00%	194	34,089,519.43	10.06
60.01%	to	70.00%	300	48,333,862.56	14.26
70.01%	to	80.00%	676	107,957,832.79	31.85
80.01%	to	90.00%	299	33,321,569.36	9.83
90.01%	to	100.00%	587	68,176,902.78	20.11
100.01%	to	105.00%	44	5,367,484.04	1.58
105.01%	to	110.00%	4	453,278.50	0.13
		Total	**2,417**	**$338,983,625.16**	**100.00%**

The minimum and maximum Combined Loan-to-Value Ratios of the Initial Aggregate Mortgage Loans as of the Cut-Off Date are approximately 0.21% and 108.14%, respectively, and the weighted average Combined Loan-to-Value Ratio of the Initial Mortgage Loans as of the Cut-Off Date is approximately 73.80%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Geographical Distributions

Location	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Massachusetts	219	$46,060,826.37	13.59%
New York	215	39,187,022.89	11.56
Michigan	185	25,248,206.33	7.45
New Jersey	129	21,374,291.14	6.31
California	122	20,295,610.91	5.99
Colorado	133	18,064,872.32	5.33
Illinois	103	15,352,409.64	4.53
Florida	135	14,320,815.02	4.22
Indiana	86	10,888,494.64	3.21
Pennsylvania	77	8,866,766.90	2.62
North Carolina	65	8,061,489.36	2.38
Texas	82	7,767,904.13	2.29
Ohio	59	7,565,632.47	2.23
Virginia	52	7,318,916.19	2.16
Other	755	88,610,366.85	26.14
Total	**2,417**	**$338,983,625.16**	**100.00%**

The reference to "Other" in the preceding table includes states and the District of Columbia that contain mortgaged properties for which the Principal Balance is less than 2.00% of the Cut-Off Date Aggregate Principal Balance.

Loan Rates

Range of Loan Rates (%)	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
3.001% to 4.000%	2	$425,446.32	0.13%
4.001% to 5.000%	56	8,498,116.71	2.51
5.001% to 6.000%	890	143,650,200.12	42.38
6.001% to 7.000%	860	124,677,738.52	36.78
7.001% to 8.000%	451	48,421,517.25	14.28
8.001% to 9.000%	122	10,763,626.93	3.18
9.001% to 10.000%	25	1,685,428.23	0.50
10.001% to 11.000%	5	579,023.59	0.17
11.001% to 12.000%	1	44,305.29	0.01
12.001% to 13.000%	3	166,595.36	0.05
13.001% to 14.000%	2	71,626.84	0.02
Total	**2,417**	**$338,983,625.16**	**100.00%**

The weighted average Loan Rate of the Initial Aggregate Mortgage Loans as of the Cut-Off Date is approximately 6.341%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Months Remaining to Scheduled Maturity

Range of Remaining Term				Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
0	to	60		336	$35,795,599.43	10.56%
61	to	120		91	8,195,202.87	2.42
121	to	180		496	65,501,899.53	19.32
181	to	240		84	10,686,862.76	3.15
241	to	300		62	6,723,392.04	1.98
301	to	360		1,345	211,233,688.25	62.31
361	and	above		3	846,980.28	0.25
			Total	**2,417**	**$338,983,625.16**	**100.00%**

The weighted average months remaining to scheduled maturity of the Initial Aggregate Mortgage Loans as of the Cut-Off Date is approximately 271 months.

Lien Priority

Lien Position		Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
First		2,417	$338,983,625.16	100.00%
	Total	**2,417**	**$338,983,625.16**	**100.00%**

Documentation Type

Documentation Level		Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Standard		1,892	$265,221,935.05	78.24%
Super Express		194	28,527,968.05	8.42
Streamlined		143	17,382,170.56	5.13
Family First Direct		75	10,158,471.21	3.00
Select		23	7,100,880.62	2.09
Stated Income		15	3,352,625.92	0.99
Alternate		55	3,045,756.55	0.90
Relocation		8	1,719,877.49	0.51
Express		6	1,520,557.19	0.45
No Documentation		4	714,775.31	0.21
n/a		1	154,041.46	0.05
GM Expanded FAM		1	84,565.75	0.02
	Total	**2,417**	**$338,983,625.16**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Occupancy Types

Occupancy (as indicated by the Borrower)	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Owner Occupied	2,034	$293,263,439.31	86.51%
Second Home	319	38,720,605.10	11.42
Non-Owner Occupied	64	6,999,580.75	2.06
Total	**2,417**	**$338,983,625.16**	**100.00%**

Loan Purpose

Loan Purpose	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Refinance	809	$130,429,237.33	38.48%
Purchase	1,090	127,421,812.88	37.59
Cash Out	515	80,375,542.35	23.71
New Construction	3	757,032.60	0.22
Total	**2,417**	**$338,983,625.16**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Credit Scores as of the Date of Origination of the Initial Aggregate Mortgage Loans

Range of Credit Scores as of the Date of Origination of the Loans	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
400 to 419	1	$59,019.58	0.02%
420 to 439	5	411,783.04	0.12
440 to 459	16	1,674,370.29	0.49
460 to 479	35	3,310,685.65	0.98
480 to 499	49	4,695,428.46	1.39
500 to 519	79	7,964,797.57	2.35
520 to 539	79	7,545,216.02	2.23
540 to 559	72	6,661,529.36	1.97
560 to 579	91	9,583,365.17	2.83
580 to 599	68	7,583,565.95	2.24
600 to 619	103	12,945,872.59	3.82
620 to 639	143	17,627,906.91	5.20
640 to 659	140	19,733,951.85	5.82
660 to 679	138	18,489,332.53	5.45
680 to 699	198	30,572,849.94	9.02
700 to 719	184	28,680,292.08	8.46
720 to 739	201	31,168,047.44	9.19
740 to 759	214	34,913,054.01	10.30
760 to 779	243	41,035,004.56	12.11
780 to 799	191	31,601,031.84	9.32
800 to 819	36	5,014,971.92	1.48
n/a	131	17,711,548.40	5.22
Total	**2,417**	**$338,983,625.16**	**100.00%**

The weighted average Credit Score of the Borrower of the Initial Aggregate Mortgage Loans as of the Cut-Off Date is approximately 689.

Delinquency Status

Delinquency Status	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Current	2,329	$330,218,123.14	97.41%
30 to 59 days	85	8,452,889.86	2.49
60 to 89 days	2	175,298.14	0.05
90+ days	1	137,314.02	0.04
Total	**2,417**	**$338,983,625.16**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Maximum Loan Rate of the Adjustable Rate Initial Mortgage Loans

Range of Maximum Loan Rates (%)				Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
5.000%	to	5.999%		19	$3,810,767.08	8.74%
7.000%	to	7.999%		2	693,135.85	1.59
9.000%	to	9.999%		21	3,713,466.04	8.52
10.000%	to	10.999%		74	17,251,126.84	39.56
11.000%	to	11.999%		55	10,905,390.19	25.01
12.000%	to	12.999%		31	5,024,608.89	11.52
13.000%	to	13.999%		11	1,016,353.22	2.33
14.000%	to	14.999%		4	263,824.81	0.61
15.000%	to	15.999%		3	304,572.75	0.70
16.000%	to	16.999%		4	206,723.19	0.47
17.000%	to	17.999%		4	303,508.29	0.70
18.000%	to	18.999%		1	113,731.49	0.26
			Total	**229**	**$43,607,208.64**	**100.00%**

The weighted average Maximum Loan Rate of the Adjustable Rate Initial Mortgage Loans as of the Cut-Off Date is approximately 10.56%.

Fully Indexed Gross Margin of the Adjustable Rate Initial Mortgage Loans

Range of Fully Indexed Gross Margins (%)				Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
1.000%	to	1.999%		1	$235,862.76	0.54%
2.000%	to	2.999%		160	35,940,576.65	82.42
3.000%	to	3.999%		38	4,535,375.99	10.40
4.000%	to	4.999%		23	2,371,560.37	5.44
5.000%	to	5.999%		3	191,542.79	0.44
6.000%	to	6.999%		3	259,121.25	0.59
7.000%	to	7.999%		1	73,168.83	0.17
			Total	**229**	**$43,607,208.64**	**100.00%**

The weighted average Fully Indexed Gross Margin of the Adjustable Rate Initial Mortgage Loans as of the Cut-Off Date is approximately 2.90%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Next Interest Rate Adjustment Date of the Adjustable Rate Initial Mortgage Loans

Next Interest Rate Adjustment Date	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
May, 2003	5	$470,727.64	1.08%
June, 2003	4	215,101.15	0.49
July, 2003	5	724,848.33	1.66
August, 2003	4	215,751.13	0.49
September, 2003	6	658,470.05	1.51
October, 2003	11	1,703,680.70	3.91
November, 2003	13	1,449,856.40	3.32
December, 2003	5	516,384.68	1.18
January, 2004	9	813,150.67	1.86
February, 2004	16	1,556,189.18	3.57
March, 2004	6	608,763.20	1.40
April, 2004	5	321,517.52	0.74
May, 2004	3	327,792.58	0.75
September, 2004	1	241,615.24	0.55
January, 2005	1	638,978.76	1.47
February, 2005	1	443,959.04	1.02
March, 2005	2	222,266.12	0.51
June, 2005	1	609,465.96	1.40
October, 2005	1	294,564.48	0.68
November, 2005	1	239,573.12	0.55
December, 2005	2	780,908.97	1.79
January, 2006	2	793,599.64	1.82
May, 2006	1	140,466.50	0.32
September, 2006	2	173,767.31	0.40
November, 2006	1	235,616.65	0.54
January, 2007	1	583,089.81	1.34
February, 2007	4	1,282,842.30	2.94
March, 2007	1	159,529.99	0.37
April, 2007	2	439,819.40	1.01
May, 2007	1	113,386.47	0.26
June, 2007	1	213,416.33	0.49
July, 2007	1	236,371.92	0.54
August, 2007	1	95,220.37	0.22
September, 2007	1	470,485.58	1.08
October, 2007	4	1,441,180.72	3.30
November, 2007	4	1,053,759.76	2.42
December, 2007	5	1,192,515.96	2.73
January, 2008	11	2,493,712.20	5.72
February, 2008	18	3,768,838.62	8.64
March, 2008	2	580,056.58	1.33
August, 2008	1	215,647.04	0.49
October, 2008	1	161,547.39	0.37
January, 2009	1	62,566.41	0.14
February, 2009	1	102,784.41	0.24
June, 2009	1	182,335.70	0.42
July, 2009	1	126,934.99	0.29
August, 2008	1	221,813.65	0.51
September, 2009	2	399,383.62	0.92
October, 2009	2	878,856.49	2.02
November, 2009	2	369,921.96	0.85
December, 2009	12	2,243,313.07	5.14
January, 2010	13	2,663,476.00	6.11
February, 2010	12	2,372,670.85	5.44
March, 2010	4	839,209.50	1.92
March, 2012	2	272,211.05	0.62
April, 2012	1	129,899.88	0.30
November, 2012	2	926,815.28	2.13
December, 2012	3	1,528,083.95	3.50
January, 2013	2	1,388,496.37	3.18
Total	**229**	**$43,607,208.64**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Initial Rate Cap of Adjustable Rate Initial Mortgage Loans

Initial Rate Cap (%)		Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
1.000%		18	$2,129,912.76	4.88%
2.000%		117	18,288,238.81	41.94
3.000%		8	881,704.20	2.02
5.000%		86	22,307,352.87	51.16
	Total	**229**	**$43,607,208.64**	**100.00%**

The weighted average initial rate cap of the Adjustable Rate Initial Mortgage Loans for which periodic rate caps were available as of the Cut-Off Date is approximately 3.506%.

Periodic Rate Cap of Adjustable Rate Initial Mortgage Loans

Periodic Rate Cap (%)		Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
1.000%		26	$2,842,835.89	6.52%
2.000%		202	40,736,771.70	93.42
2.500%		1	27,601.05	0.06
	Total	**229**	**$43,607,208.64**	**100.00%**

The weighted average periodic rate cap of the Adjustable Rate Initial Mortgage Loans for which periodic rate caps were available as of the Cut-Off Date is approximately 1.935%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

COLLATERAL SUMMARY
(as of the Cut-Off Date)

	Fixed Rate Mortgage Loans
Cut-Off Date	3/1/02
Total Outstanding Balance:	$295,376,416.52
Number of Loans:	2,188
Average Remaining Balance:	$134,998.36 (range: $1,001.21 - $747,574.72)
WA Mortgage Loan Rate:	6.447% (range: 3.875% - 13.750%)
Original Weighted Average Term:	277 months
Remaining Weighted Average Term:	267 months
Lien Position:	100.00% first
WA CLTV Ratio:	74.62% (range: 0.21% - 108.14%)
WA FICO Score:	684
Documentation:	77.55% standard, 9.48% super express, 5.58% streamlined, 3.11% family first direct, 1.46% select, 2.81% other.
Property Type:	73.30% single family, 9.09% land, 6.61% PUD, 5.11% two to four family, 4.47% low-rise condominium, 1.41% other.
Owner Occupancy:	87.53% owner occupied
% Fixed Rate / % Adjustable Rate:	100.00% / 0.00%
Geographic Distribution (>= 5.00%)	MA (12.60%), NY (12.45%), MI (7.47%), NJ (6.39%), CA (5.71%).
Delinquency Status:	97.06% Current, 2.84% 30 to 59 days, 0.06% 60 to 89 days, 0.05% 90+ days.

Fixed Rate Mortgage Loan Characteristics

Set forth below is a description of certain characteristics of the Fixed Rate Mortgage Loans as of the Cut-Off Date. Unless otherwise specified, all principal balances of the Fixed Rate Mortgage Loans are as of the Cut-Off Date and are rounded to the nearest dollar. All percentages are approximate percentages by aggregate principal balance as of the Cut-Off Date (except as indicated otherwise).

Property Type

Property Type		Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
SF Detached		1,596	$216,518,645.50	73.30%
Land		242	26,846,389.52	9.09
Planned Unit Development		119	19,524,175.95	6.61
2-4 Family		88	15,105,624.70	5.11
Low-Rise Condominium		107	13,204,999.92	4.47
Coop		8	992,516.29	0.34
Manufactured Housing		10	951,571.13	0.32
Condominium		6	804,625.58	0.27
Townhouse		8	781,755.35	0.26
Hi-Rise Condominium		3	547,811.14	0.19
Mobile Home -NL		1	98,301.44	0.03
	Total	**2,188**	**$295,376,416.52**	**100.00%**

Outstanding Principal Balances

Range of Principal Balances ($)				Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
$0.01	to	$25,000.00		42	$395,478.18	0.13%
$25,000.01	to	$50,000.00		155	6,322,883.67	2.14
$50,000.01	to	$75,000.00		293	18,677,615.98	6.32
$75,000.01	to	$100,000.00		373	32,738,539.54	11.08
$100,000.01	to	$125,000.00		314	35,304,221.30	11.95
$125,000.01	to	$150,000.00		279	38,178,611.11	12.93
$150,000.01	to	$175,000.00		210	33,919,547.79	11.48
$175,000.01	to	$200,000.00		134	25,104,661.01	8.50
$200,000.01	to	$225,000.00		114	24,096,670.64	8.16
$225,000.01	to	$250,000.00		80	18,956,029.94	6.42
$250,000.01	to	$275,000.00		55	14,461,282.79	4.90
$275,000.01	to	$300,000.00		79	22,967,711.49	7.78
$300,000.01	to	$350,000.00		23	7,384,454.31	2.50
$350,000.01	to	$400,000.00		17	6,357,238.64	2.15
$400,000.01	to	$450,000.00		6	2,571,607.07	0.87
$450,000.01	to	$500,000.00		2	995,827.09	0.34
$500,000.01	to	$550,000.00		6	3,097,146.23	1.05
$550,000.01	to	$600,000.00		2	1,160,006.64	0.39
$600,000.01	to	$650,000.00		2	1,216,718.16	0.41
$700,000.01	to	$750,000.00		2	1,470,164.94	0.50
			Total	**2,188**	**$295,376,416.52**	**100.00%**

The average Principal Balance of the Fixed Rate Mortgage Loans as of the Cut-Off Date is $134,998.36.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Original Balances

Range of Original Balances ($)			Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
$0.01	to	$25,000.00	13	$111,784.53	0.04%
$25,000.01	to	$50,000.00	139	5,340,625.91	1.81
$50,000.01	to	$75,000.00	288	17,588,618.80	5.95
$75,000.01	to	$100,000.00	381	32,334,812.44	10.95
$100,000.01	to	$125,000.00	321	35,277,675.23	11.94
$125,000.01	to	$150,000.00	288	38,214,536.16	12.94
$150,000.01	to	$175,000.00	223	35,108,310.64	11.89
$175,000.01	to	$200,000.00	142	26,068,302.90	8.83
$200,000.01	to	$225,000.00	117	24,246,892.41	8.21
$225,000.01	to	$250,000.00	81	19,153,291.41	6.48
$250,000.01	to	$275,000.00	52	13,616,802.35	4.61
$275,000.01	to	$300,000.00	67	19,314,182.82	6.54
$300,000.01	to	$350,000.00	38	11,784,100.01	3.99
$350,000.01	to	$400,000.00	18	6,705,010.78	2.27
$400,000.01	to	$450,000.00	6	2,571,607.07	0.87
$450,000.01	to	$500,000.00	2	995,827.09	0.34
$500,000.01	to	$550,000.00	6	3,097,146.23	1.05
$550,000.01	to	$600,000.00	2	1,160,006.64	0.39
$600,000.01	to	$650,000.00	2	1,216,718.16	0.41
$700,000.01	to	$750,000.00	2	1,470,164.94	0.50
		Total	**2,188**	**$295,376,416.52**	**100.00%**

The average Original Balance of the Fixed Rate Mortgage Loans as of the Cut-Off Date is $138,450.51.

Combined Loan-to-Value Ratios

Range of Combined Loan-to-Value Ratios (%)			Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
0.01%	to	40.00%	152	$17,199,555.44	5.82%
40.01%	to	50.00%	127	16,594,361.02	5.62
50.01%	to	60.00%	174	28,528,229.59	9.66
60.01%	to	70.00%	269	41,677,785.61	14.11
70.01%	to	80.00%	578	89,790,133.66	30.40
80.01%	to	90.00%	276	30,933,829.81	10.47
90.01%	to	100.00%	564	64,831,758.85	21.95
100.01%	to	105.00%	44	5,367,484.04	1.82
105.01%	to	110.00%	4	453,278.50	0.15
		Total	**2,188**	**$295,376,416.52**	**100.00%**

The minimum and maximum Combined Loan-to-Value Ratios of the Fixed Rate Mortgage Loans as of the Cut-Off Date are approximately 0.21% and 108.14%, respectively, and the weighted average Combined Loan-to-Value Ratio of the Initial Mortgage Loans as of the Cut-Off Date is approximately 74.62%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Geographical Distributions

Location	Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Massachusetts	186	$37,227,658.34	12.60%
New York	209	36,786,124.36	12.45
Michigan	167	22,060,987.81	7.47
New Jersey	117	18,880,881.51	6.39
California	107	16,858,005.18	5.71
Colorado	114	14,218,852.84	4.81
Florida	131	13,702,624.46	4.64
Illinois	92	12,549,123.91	4.25
Indiana	78	9,022,254.05	3.05
Pennsylvania	73	8,301,024.86	2.81
North Carolina	60	7,084,706.94	2.40
Virginia	46	6,839,716.48	2.32
Ohio	54	6,520,056.31	2.21
Texas	76	6,367,658.31	2.16
Other	678	78,956,741.16	26.73
Total	**2,188**	**$295,376,416.52**	**100.00%**

The reference to "Other" in the preceding table includes states and the District of Columbia that contain mortgaged properties for which the Principal Balance is less than 2.00% of the Cut-Off Date Aggregate Principal Balance.

Loan Rates

Range of Loan Rates (%)	Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
3.001% to 4.000%	1	$127,183.99	0.04%
4.001% to 5.000%	5	726,712.98	0.25
5.001% to 6.000%	771	116,631,065.37	39.49
6.001% to 7.000%	814	117,386,318.86	39.74
7.001% to 8.000%	443	47,443,475.35	16.06
8.001% to 9.000%	118	10,514,680.66	3.56
9.001% to 10.000%	25	1,685,428.23	0.57
10.001% to 11.000%	5	579,023.59	0.20
11.001% to 12.000%	1	44,305.29	0.01
12.001% to 13.000%	3	166,595.36	0.06
13.001% to 14.000%	2	71,626.84	0.02
Total	**2,188**	**$295,376,416.52**	**100.00%**

The weighted average Loan Rate of the Fixed Rate Mortgage Loans as of the Cut-Off Date is approximately 6.447%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Months Remaining to Scheduled Maturity

Range of Remaining Term				Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
0	to	60		274	$29,325,449.01	9.93%
61	to	120		91	8,195,202.87	2.77
121	to	180		491	65,228,276.40	22.08
181	to	240		81	10,304,962.65	3.49
241	to	300		55	5,956,635.31	2.02
301	to	360		1,193	175,518,910.00	59.42
361	and	above		3	846,980.28	0.29
			Total	**2,188**	**$295,376,416.52**	**100.00%**

The weighted average months remaining to scheduled maturity of the Fixed Rate Mortgage Loans as of the Cut-Off Date is approximately 267 months.

Lien Priority

Lien Position		Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
First		2,188	$295,376,416.52	100.00%
	Total	**2,188**	**$295,376,416.52**	**100.00%**

Documentation Type

Documentation Level		Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Standard		1,697	$229,062,718.98	77.55%
Super Express		190	28,014,924.46	9.48
Streamlined		137	16,495,510.57	5.58
Family First Direct		70	9,189,065.00	3.11
Select		16	4,314,469.96	1.46
Alternate		51	2,648,656.47	0.90
Stated		12	2,481,177.34	0.84
Express		5	1,380,843.37	0.47
Relocation		4	835,667.85	0.28
No Documentation		4	714,775.31	0.24
n/a		1	154,041.46	0.05
GM Expanded FAM		1	84,565.75	0.03
	Total	**2,188**	**$295,376,416.52**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Occupancy Types

Occupancy (as indicated by the Borrower)	Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Owner Occupied	1,874	$258,543,069.85	87.53%
Second Home	253	30,432,512.05	10.30
Non-Owner Occupied	61	6,400,834.62	2.17
Total	**2,188**	**$295,376,416.52**	**100.00%**

Loan Purpose

Loan Purpose	Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Refinance	736	$112,627,590.26	38.13%
Purchase	981	110,992,528.45	37.58
Cash Out	468	70,999,265.21	24.04
New Construction	3	757,032.60	0.26
Total	**2,188**	**$295,376,416.52**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Credit Scores as of the Date of Origination of the Initial Fixed Rate Mortgage Loans

Range of Credit Scores as of the Date of Origination of the Loans		Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
400 to 419		1	$59,019.58	0.02%
420 to 439		5	411,783.04	0.14
440 to 459		16	1,674,370.29	0.57
460 to 479		35	3,310,685.65	1.12
480 to 499		48	4,494,160.51	1.52
500 to 519		78	7,921,535.16	2.68
520 to 539		79	7,545,216.02	2.55
540 to 559		70	6,555,984.87	2.22
560 to 579		87	9,250,092.92	3.13
580 to 599		62	6,658,630.02	2.25
600 to 619		94	11,577,823.03	3.92
620 to 639		130	16,473,842.43	5.58
640 to 659		129	18,176,963.17	6.15
660 to 679		125	16,046,123.30	5.43
680 to 699		170	25,045,940.98	8.48
700 to 719		167	25,263,469.60	8.55
720 to 739		175	26,725,635.42	9.05
740 to 759		187	29,261,185.13	9.91
760 to 779		200	30,754,305.05	10.41
780 to 799		168	26,219,172.34	8.88
800 to 819		33	4,653,232.12	1.58
n/a		129	17,297,245.89	5.86
	Total	**2,188**	**$295,376,416.52**	**100.00%**

The weighted average Credit Score of the Borrower of the Initial Aggregate Mortgage Loans as of the Cut-Off Date is approximately 684.

Delinquency Status

Delinquency Status		Number of Fixed Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Current		2,101	$286,682,929.92	97.06%
30 to 59 days		84	8,380,874.44	2.84
60 to 89 days		2	175,298.14	0.06
90+ days		1	137,314.02	0.05
	Total	**2,188**	**$295,376,416.52**	**100.00%**

INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

COLLATERAL SUMMARY
(as of the Cut-Off Date)

	Adjustable Rate Mortgage Loans
Cut-Off Date	3/1/02
Total Outstanding Balance:	$43,607,208.64
Number of Loans:	229
Average Remaining Balance:	$190,424.49 (range: $26,688.59 - $999,998.97)
WA Mortgage Loan Rate:	5.624% (range: 4.000% - 9.000%)
Original Weighted Average Term:	310 months
Remaining Weighted Average Term:	300 months
Lien Position:	100.00% first
WA CLTV Ratio:	68.23% (range: 11.76% - 99.76%)
WA FICO Score:	724
Documentation:	82.92% standard, 6.39% select, 2.22% family first direct, 2.03% streamlined, 2.03% relocation, 2.00% stated income, 1.18% super express, 1.23% other.
Property Type:	62.99% single family, 14.84% land, 9.58% PUD, 8.03% low-rise condominium, 3.71% two to four family, 0.85% other.
Owner Occupancy:	79.62% owner occupied
% Fixed Rate / % Adjustable Rate:	0.00% / 100.00%
Geographic Distribution (>= 5.00%)	MA (20.26%), CO (8.82%), CA (7.88%), MI (7.31%), IL (6.43%), NJ (5.72%), NY (5.51%).
Fully Indexed Gross Margin:	2.90% (range: 1.46% - 7.25%)
Maximum Loan Rate:	10.56% (range: 5.00% - 18.00%)
Delinquency Status:	99.83% Current, 0.17% 30 to 59 days.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE

COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable Rate Mortgage Loan Characteristics

Set forth below is a description of certain characteristics of the Initial Mortgage Loans as of the Cut-Off Date. Unless otherwise specified, all principal balances of the Initial Mortgage Loans are as of the Cut-Off Date and are rounded to the nearest dollar. All percentages are approximate percentages by aggregate principal balance as of the Cut-Off Date (except as indicated otherwise).

Property Type

Property Type	Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Single Family	122	$27,469,658.50	62.99%
Land	62	6,470,150.42	14.84
Planned Urban Development	16	4,177,498.62	9.58
Low-Rise Condominium	19	3,499,783.11	8.03
2-4 Family	8	1,619,179.95	3.71
Condo	1	299,227.08	0.69
Manufactured Housing	1	71,710.96	0.16
Total	229	$43,607,208.64	100.00%

Outstanding Principal Balances

Range of Principal Balances ($)			Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
$25,000.01	to	$50,000.00	23	$949,984.71	2.18%
$50,000.01	to	$75,000.00	24	1,510,164.46	3.46
$75,000.01	to	$100,000.00	24	2,132,216.69	4.89
$100,000.01	to	$125,000.00	22	2,517,825.36	5.77
$125,000.01	to	$150,000.00	24	3,325,821.67	7.63
$150,000.01	to	$175,000.00	13	2,110,044.39	4.84
$175,000.01	to	$200,000.00	13	2,400,546.48	5.50
$200,000.01	to	$225,000.00	11	2,301,240.10	5.28
$225,000.01	to	$250,000.00	16	3,766,414.85	8.64
$250,000.01	to	$275,000.00	12	3,137,282.68	7.19
$275,000.01	to	$300,000.00	11	3,244,246.41	7.44
$300,000.01	to	$350,000.00	8	2,605,825.41	5.98
$350,000.01	to	$400,000.00	8	3,045,360.26	6.98
$400,000.01	to	$450,000.00	8	3,440,477.46	7.89
$450,000.01	to	$500,000.00	4	1,911,370.72	4.38
$550,000.01	to	$600,000.00	4	2,310,443.30	5.30
$600,000.01	to	$650,000.00	3	1,897,944.72	4.35
$950,000.01	to	$1,000,000.00	1	999,998.97	2.29
		Total	229	$43,607,208.64	100.00%

The average Principal Balance of the Adjustable Rate Mortgage Loans as of the Cut-Off Date is $190,424.49.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Original Balances

Range of Original Balances ($)			Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
$25,000.01	to	$50,000.00	17	$694,273.05	1.59%
$50,000.01	to	$75,000.00	27	1,544,017.67	3.54
$75,000.01	to	$100,000.00	25	2,157,398.87	4.95
$100,000.01	to	$125,000.00	22	2,466,072.92	5.66
$125,000.01	to	$150,000.00	24	3,277,108.30	7.52
$150,000.01	to	$175,000.00	14	2,234,814.86	5.12
$175,000.01	to	$200,000.00	14	2,572,918.09	5.90
$200,000.01	to	$225,000.00	11	2,301,240.10	5.28
$225,000.01	to	$250,000.00	16	3,766,414.85	8.64
$250,000.01	to	$275,000.00	12	3,137,282.68	7.19
$275,000.01	to	$300,000.00	9	2,645,956.33	6.07
$300,000.01	to	$350,000.00	10	3,204,115.49	7.35
$350,000.01	to	$400,000.00	7	2,646,484.61	6.07
$400,000.01	to	$450,000.00	9	3,839,353.11	8.80
$450,000.01	to	$500,000.00	4	1,911,370.72	4.38
$550,000.01	to	$600,000.00	4	2,310,443.30	5.30
$600,000.01	to	$650,000.00	3	1,897,944.72	4.35
$950,000.01	to	$1,000,000.00	1	999,998.97	2.29
		Total	**229**	**$43,607,208.64**	**100.00%**

The average Original Balance of the Adjustable Rate Mortgage Loans as of the Cut-Off Date is $192,789.00.

Combined Loan-to-Value Ratios

Range of Combined Loan-to-Value Ratios (%)			Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
0.01%	to	40.00%	14	$2,521,461.53	5.78%
40.01%	to	50.00%	20	4,967,797.71	11.39
50.01%	to	60.00%	20	5,561,289.84	12.75
60.01%	to	70.00%	31	6,656,076.95	15.26
70.01%	to	80.00%	98	18,167,699.13	41.66
80.01%	to	90.00%	23	2,387,739.55	5.48
90.01%	to	100.00%	23	3,345,143.93	7.67
		Total	**229**	**$43,607,208.64**	**100.00%**

The minimum and maximum Combined Loan-to-Value Ratios of the Adjustable Rate Mortgage Loans as of the Cut-Off Date are approximately 11.76% and 99.76%, respectively, and the weighted average Combined Loan-to-Value Ratio of the Initial Mortgage Loans as of the Cut-Off Date is approximately 68.23%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Geographical Distributions

Location		Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Massachusetts		33	$8,833,168.03	20.26%
Colorado		19	3,846,019.48	8.82
California		15	3,437,605.73	7.88
Michigan		18	3,187,218.52	7.31
Illinois		11	2,803,285.73	6.43
New Jersey		12	2,493,409.63	5.72
New York		6	2,400,898.53	5.51
Indiana		8	1,866,240.59	4.28
New Hampshire		10	1,707,377.46	3.92
Texas		6	1,400,245.82	3.21
Maryland		5	1,141,918.28	2.62
Utah		8	1,084,450.58	2.49
Ohio		5	1,045,576.16	2.40
North Carolina		5	976,782.42	2.24
Other		68	7,383,011.68	16.93
	Total	**229**	**$43,607,208.64**	**100.00%**

The reference to "Other" in the preceding table includes states that contain mortgaged properties for which the Principal Balance is less than 2.00% of the Cut-Off Date Aggregate Principal Balance.

Loan Rates

Range of Loan Rates (%)				Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
3.001%	to	4.000%		1	$298,262.33	0.68%
4.001%	to	5.000%		51	7,771,403.73	17.82
5.001%	to	6.000%		119	27,019,134.75	61.96
6.001%	to	7.000%		46	7,291,419.66	16.72
7.001%	to	8.000%		8	978,041.90	2.24
8.001%	to	9.000%		4	248,946.27	0.57
			Total	**229**	**$43,607,208.64**	**100.00%**

The weighted average Loan Rate of the Adjustable Rate Mortgage Loans as of the Cut-Off Date is approximately 5.624%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Months Remaining to Scheduled Maturity

Range of Remaining Term				Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
0	to	60		62	$6,470,150.42	14.84%
121	to	180		5	273,623.13	0.63
181	to	240		3	381,900.11	0.88
241	to	300		7	766,756.73	1.76
301	to	360		152	35,714,778.25	81.90
			Total	**229**	**$43,607,208.64**	**100.00%**

The weighted average months remaining to scheduled maturity of the Adjustable Rate Mortgage Loans as of the Cut-Off Date is approximately 300 months.

Lien Priority

Lien Position		Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
First		229	$43,607,208.64	100.00%
	Total	**229**	**$43,607,208.64**	**100.00%**

Documentation Type

Documentation Level		Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Standard		195	$36,159,216.07	82.92%
Select		7	2,786,410.66	6.39
Family First Direct		5	969,406.21	2.22
Streamlined		6	886,659.99	2.03
Relocation		4	884,209.64	2.03
Stated		3	871,448.58	2.00
Super Express		4	513,043.59	1.18
Alternate		4	397,100.08	0.91
Express		1	139,713.82	0.32
	Total	**229**	**$43,607,208.64**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Occupancy Types

Occupancy (as indicated by the Borrower)	Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Owner Occupied	160	$34,720,369.46	79.62%
Second Home	66	8,288,093.05	19.01
Non-Owner Occupied	3	598,746.13	1.37
Total	**229**	**$43,607,208.64**	**100.00%**

Loan Purpose

Loan Purpose	Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Refinance	73	$17,801,647.07	40.82%
Purchase	109	16,429,284.43	37.68
Cash Out	47	9,376,277.14	21.50
Total	**229**	**$43,607,208.64**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Credit Scores as of the Date of Origination of the Adjustable Rate Mortgage Loans

Range of Credit Scores as of the Date of Origination of the Loans	Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
480 to 499	1	$201,267.95	0.46%
500 to 519	1	43,262.41	0.10
540 to 559	2	105,544.49	0.24
560 to 579	4	333,272.25	0.76
580 to 599	6	924,935.93	2.12
600 to 619	9	1,368,049.56	3.14
620 to 639	13	1,154,064.48	2.65
640 to 659	11	1,556,988.68	3.57
660 to 679	13	2,443,209.23	5.60
680 to 699	28	5,526,908.96	12.67
700 to 719	17	3,416,822.48	7.84
720 to 739	26	4,442,412.02	10.19
740 to 759	27	5,651,868.88	12.96
760 to 779	43	10,280,699.51	23.58
780 to 799	23	5,381,859.50	12.34
800 to 819	3	361,739.80	0.83
n/a	2	414,302.51	0.95
Total	**229**	**$43,607,208.64**	**100.00%**

The weighted average Credit Score of the Borrower of the Adjustable Rate Mortgage Loans as of the Cut-Off Date is approximately 724.

Delinquency Status

Delinquency Status	Number of Adjustable Rate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
Current	228	$43,535,193.22	99.83%
30 to 59 days	1	72,015.42	0.17
Total	**229**	**$43,607,208.64**	**100.00%**

INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Maximum Loan Rate of the Adjustable Rate Initial Mortgage Loans

Range of Maximum Loan Rates (%)				Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
5.000%	to	5.999%		19	$3,810,767.08	8.74%
7.000%	to	7.999%		2	693,135.85	1.59
9.000%	to	9.999%		21	3,713,466.04	8.52
10.000%	to	10.999%		74	17,251,126.84	39.56
11.000%	to	11.999%		55	10,905,390.19	25.01
12.000%	to	12.999%		31	5,024,608.89	11.52
13.000%	to	13.999%		11	1,016,353.22	2.33
14.000%	to	14.999%		4	263,824.81	0.61
15.000%	to	15.999%		3	304,572.75	0.70
16.000%	to	16.999%		4	206,723.19	0.47
17.000%	to	17.999%		4	303,508.29	0.70
18.000%	to	18.999%		1	113,731.49	0.26
			Total	**229**	**$43,607,208.64**	**100.00%**

The weighted average Maximum Loan Rate of the Adjustable Rate Initial Mortgage Loans as of the Cut-Off Date is approximately 10.56%.

Fully Indexed Gross Margin of the Adjustable Rate Initial Mortgage Loans

Range of Fully Indexed Gross Margins (%)				Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
1.000%	to	1.999%		1	$235,862.76	0.54%
2.000%	to	2.999%		160	35,940,576.65	82.42
3.000%	to	3.999%		38	4,535,375.99	10.40
4.000%	to	4.999%		23	2,371,560.37	5.44
5.000%	to	5.999%		3	191,542.79	0.44
6.000%	to	6.999%		3	259,121.25	0.59
7.000%	to	7.999%		1	73,168.83	0.17
			Total	**229**	**$43,607,208.64**	**100.00%**

The weighted average Fully Indexed Gross Margin of the Adjustable Rate Initial Mortgage Loans as of the Cut-Off Date is approximately 2.90%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Next Interest Rate Adjustment Date of the Adjustable Rate Initial Mortgage Loans

Next Interest Rate Adjustment Date	Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
May, 2003	5	$470,727.64	1.08%
June, 2003	4	215,101.15	0.49
July, 2003	5	724,848.33	1.66
August, 2003	4	215,751.13	0.49
September, 2003	6	658,470.05	1.51
October, 2003	11	1,703,680.70	3.91
November, 2003	13	1,449,856.40	3.32
December, 2003	5	516,384.68	1.18
January, 2004	9	813,150.67	1.86
February, 2004	16	1,556,189.18	3.57
March, 2004	6	608,763.20	1.40
April, 2004	5	321,517.52	0.74
May, 2004	3	327,792.58	0.75
September, 2004	1	241,615.24	0.55
January, 2005	1	638,978.76	1.47
February, 2005	1	443,959.04	1.02
March, 2005	2	222,266.12	0.51
June, 2005	1	609,465.96	1.40
October, 2005	1	294,564.48	0.68
November, 2005	1	239,573.12	0.55
December, 2005	2	780,908.97	1.79
January, 2006	2	793,599.64	1.82
May, 2006	1	140,466.50	0.32
September, 2006	2	173,767.31	0.40
November, 2006	1	235,616.65	0.54
January, 2007	1	583,089.81	1.34
February, 2007	4	1,282,842.30	2.94
March, 2007	1	159,529.99	0.37
April, 2007	2	439,819.40	1.01
May, 2007	1	113,386.47	0.26
June, 2007	1	213,416.33	0.49
July, 2007	1	236,371.92	0.54
August, 2007	1	95,220.37	0.22
September, 2007	1	470,485.58	1.08
October, 2007	4	1,441,180.72	3.30
November, 2007	4	1,053,759.76	2.42
December, 2007	5	1,192,515.96	2.73
January, 2008	11	2,493,712.20	5.72
February, 2008	18	3,768,838.62	8.64
March, 2008	2	580,056.58	1.33
August, 2008	1	215,647.04	0.49
October, 2008	1	161,547.39	0.37
January, 2009	1	62,566.41	0.14
February, 2009	1	102,784.41	0.24
June, 2009	1	182,335.70	0.42
July, 2009	1	126,934.99	0.29
August, 2008	1	221,813.65	0.51
September, 2009	2	399,383.62	0.92
October, 2009	2	878,856.49	2.02
November, 2009	2	369,921.96	0.85
December, 2009	12	2,243,313.07	5.14
January, 2010	13	2,663,476.00	6.11
February, 2010	12	2,372,670.85	5.44
March, 2010	4	839,209.50	1.92
March, 2012	2	272,211.05	0.62
April, 2012	1	129,899.88	0.30
November, 2012	2	926,815.28	2.13
December, 2012	3	1,528,083.95	3.50
January, 2013	2	1,388,496.37	3.18
Total	229	$43,607,208.64	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Initial Rate Cap of Adjustable Rate Initial Mortgage Loans

Initial Rate Cap (%)		Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
1.000%		18	$2,129,912.76	4.88%
2.000%		117	18,288,238.81	41.94
3.000%		8	881,704.20	2.02
5.000%		86	22,307,352.87	51.16
	Total	**229**	**$43,607,208.64**	**100.00%**

The weighted average initial rate cap of the Adjustable Rate Initial Mortgage Loans for which periodic rate caps were available as of the Cut-Off Date is approximately 3.506%.

Periodic Rate Cap of Adjustable Rate Initial Mortgage Loans

Periodic Rate Cap (%)		Number of Initial Aggregate Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Cut-Off Date Aggregate Principal Balance
1.000%		26	$2,842,835.89	6.52%
2.000%		202	40,736,771.70	93.42
2.500%		1	27,601.05	0.06
	Total	**229**	**$43,607,208.64**	**100.00%**

The weighted average periodic rate cap of the Adjustable Rate Initial Mortgage Loans for which periodic rate caps were available as of the Cut-Off Date is approximately 1.935%.